Exhibit 99.1

Quantum eMotion to Acquire Plurilock, Expanding Commercial Quantum and AI Cybersecurity Platform

Proposed acquisition would combine QeM’s quantum-secure technologies with Plurilock’s established cybersecurity revenue base, hundreds of customer relationships, public-sector procurement channels, service delivery capabilities and AI-driven cybersecurity technologies.

•	QeM to acquire all issued and outstanding Plurilock common shares for aggregate equity consideration of approximately C$33.8M, consisting of approximately 30% cash and 70% common shares in the capital of QeM (“QeM Shares”).
•	Shareholders of Plurilock (“Plurilock Shareholders”) to receive C$0.084 in cash and 0.0763 QeM common share for each common share in the capital of Plurilock, implying total consideration of C$0.28 per share.
•	The consideration represents an implied premium of approximately 100% to Plurilock’s 20-trading-day volume-weighted average price on the TSX Venture Exchange as of September 25, 2026.
•	Plurilock brings a 25-plus-year operating history through its businesses and predecessor operations, serving hundreds of public- and private-sector customers, with procurement and contract vehicles across Canada, the United States and NATO.
•	The combined company will be led by QeM’s President & CEO Francis Bellido and is expected to retain the full QeM team while adding senior Plurilock leaders Ian L. Paterson and Veera Singh, CPA, to fulfill the roles of Executive Vice-President and Senior Vice-President, respectively.

MONTREAL, QUEBEC – September 28th, 2026 - Quantum eMotion Corp. (“QeM” or the “Company”) (NYSE American: QNC; TSXV: QNC; FSE: 34Q0), a developer of quantum-secure cybersecurity technologies, and Plurilock Security Inc. (“Plurilock”) (TSXV: PLUR) are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) on September 28, 2026, whereby QeM will acquire 100% of the issued and outstanding common shares in the capital of Plurilock (“Plurilock Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), through a wholly-owned subsidiary of QeM.

The proposed acquisition is intended to accelerate QeM’s transition from primarily developing and validating quantum-secure technologies toward a broader commercial cybersecurity business with existing revenues, customers, sales channels and delivery capabilities.

Through the proposed acquisition, QeM expects to add an established cybersecurity revenue base and operating platform, including enterprise and government customer relationships, public-sector procurement channels, cybersecurity services, sales and delivery capabilities, and intellectual property in AI-centric cybersecurity, risk analysis, authentication and identity.

QeM believes this combination could shorten the path from product validation to customer deployment by giving QeM access to an existing commercial organization and installed customer base. Following closing, the combined company intends to pursue a disciplined cross-selling and integration strategy, initially focusing on customer segments where QeM’s technologies address defined security requirements and can be introduced through Plurilock’s existing relationships and procurement channels.

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Expected Strategic Benefits to QeM Shareholders

•	Accelerate commercialization by adding an established revenue-generating cybersecurity platform with sales, delivery and customer-support infrastructure.
•	Add commercial scale and a cybersecurity client base through an established organization with a 25-plus-year operating foundation.
•	Expand QeM’s customer reach through Plurilock’s existing enterprise, government and defense relationships.
•	Provide access to public-sector and regulated markets through established procurement positions and contract vehicles across Canada, the United States and NATO.
•	Create a defined commercialization pathway across hundreds of existing customer relationships through potential cross-selling, pilots and broader deployments of QeM technologies, subject to customer requirements, product readiness and applicable procurement rules.
•	Add AI and behavioral cybersecurity capabilities and patent portfolio to QeM’s technology portfolio, broadening the combined company’s capabilities across quantum-safe security, identity and AI-driven cyber defence.
•	Support QeM’s commercialization strategy as key technologies advance through NIST and FIPS validation processes by adding an established organization capable of selling, implementing and supporting cybersecurity solutions for enterprise and government customers.
•	Create opportunities for new intellectual property and integrated solutions combining continuous, AI-driven risk analysis and identity with quantum-secure cryptographic enforcement.
•	Position the combined company at the convergence of cybersecurity and quantum-safe security, with capabilities spanning technology development, commercialization, implementation and ongoing cybersecurity services.

Expected Strategic Benefits to Plurilock Shareholders

•	Provide participation in the combined company’s quantum-safe cybersecurity strategy, including QeM’s quantum random number generation, cryptographic and quantum-secure technology portfolio.
•	Provide exposure to the combined company’s broader growth opportunities across quantum-safe cybersecurity, artificial intelligence, defence, government, critical infrastructure and regulated enterprise markets.
•	Provide the potential for an enhanced capital-markets profile through QeM’s U.S. exchange listing and existing U.S. capital-markets presence.
•	Allow Plurilock Shareholders to retain participation in the future growth of the combined company through the share component of the Arrangement consideration, while also receiving immediate cash consideration.
•	Combine Plurilock’s established commercial platform with QeM’s technology portfolio and capital-markets profile, creating a larger and more diversified cybersecurity company with both technology-development and commercial-delivery capabilities.
•	Increase the potential strategic value of Plurilock’s existing customer relationships, procurement vehicles and cybersecurity capabilities by pairing them with QeM’s quantum-secure technologies and commercialization pipeline.

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•	Create additional opportunities to leverage Plurilock’s existing infrastructure and market access with the potential introduction of QeM products across Plurilock’s enterprise, government and defence channels.
•	Provide Plurilock Shareholders with continued exposure to the value of Plurilock’s business following the Arrangement, including its customer relationships, contract vehicles, critical services capabilities and AI-driven cybersecurity expertise, as part of the larger combined organization.

Long-Term Strategic Rationale

Accelerating Commercialization of QeM Technologies

QeM has spent several years developing a portfolio of quantum-secure cybersecurity technologies designed to address the growing security requirements associated with increasingly sophisticated cyber threats and the emerging quantum-computing era.

The Company’s technology portfolio includes quantum random number generation and entropy technologies, together with quantum-safe cryptographic and cybersecurity capabilities designed for enterprise, cloud, communications, critical infrastructure and other security-sensitive environments.

The proposed acquisition of Plurilock is intended to add the commercial infrastructure needed to scale this strategy. Plurilock brings existing cybersecurity revenues, customer relationships, procurement channels, sales capabilities and operational delivery resources. Following closing of the Arrangement, QeM intends to segment the combined customer base by use case and procurement readiness, identify priority accounts for pilots and cross-selling, and evaluate where QeM technologies can be incorporated into Plurilock’s existing and future cybersecurity offerings.

NIST and FIPS Validation Initiatives

The Arrangement comes as QeM continues to advance important components of its technology portfolio through U.S. cybersecurity standards and validation processes.

QeM’s eCore-Q quantum entropy technology has been independently assessed by Lightship Security, which submitted the supporting entropy-source validation package through the production Entropy Source Validation Test System for review under the Cryptographic Module Validation Program. The submission seeks validation under NIST Special Publication 800-90B.

Separately, QeM’s SecureKey Cryptographic Module has received an Implementation Under Test designation as it progresses through the FIPS 140-3 validation process.

These processes are strategically important to QeM because NIST and FIPS standards are widely referenced in cybersecurity procurement and are particularly relevant to government, defence, critical infrastructure and regulated enterprise markets. Submission to these programs does not constitute validation, and neither timing nor outcome can be assured. However, QeM believes successful completion would provide independent standards-based assurance for important elements of its technology platform and could strengthen its ability to commercialize those technologies in security-sensitive markets.

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AI-Driven Cybersecurity and Quantum-Secure Enforcement

Beyond revenues and commercial reach, QeM sees strategic potential in Plurilock’s intellectual property and capabilities spanning multiple cybersecurity domains, including AI-driven risk analysis, authentication and identity.

Over time, QeM intends to evaluate opportunities to combine Plurilock’s cybersecurity and identity capabilities and technologies with QeM’s quantum-secure cryptographic technologies. Potential future applications may include adaptive access control, privileged key administration, signing authorization, dynamic key rotation, certificate-management controls and automatic session termination.

QeM believes such capabilities could be particularly relevant for government, defense, financial services, critical infrastructure, healthcare and other environments requiring strong protection of sensitive or long-lived digital assets.

The parties expect to establish a joint integration team before closing. Initial priorities will include customer and employee continuity; preservation of key public-sector contract vehicles and certifications; protection of Plurilock’s existing revenue base; coordinated go-to-market planning; disciplined capital allocation; and a 100-day commercial plan to identify priority accounts, pilot opportunities and the highest-value opportunities to pair Plurilock services and customer channels with QeM technologies.

Potential Platform Vision

QeM envisions that Plurilock’s capabilities could contribute to detection, assessment and operational response, while QeM’s technologies could provide quantum-secure cryptographic and entropy infrastructure. QeM intends to evaluate these opportunities following closing as part of its integration and product strategy planning.

Management and Governance of the Combined Company

Following closing, Francis Bellido, President and Chief Executive Officer of QeM, will lead the combined company as President and Chief Executive Officer. QeM intends to retain its full existing management and operating team to maintain continuity across product development, commercialization, corporate finance and public-company functions.

Plurilock’s senior leaders will add operating, customer and public-sector experience to the combined organization. Ian L. Paterson, currently Chief Executive Officer of Plurilock, is expected to additionally serve as Executive Vice-President, Cybersecurity & Critical Services, QNC and President & CEO of Plurilock and Veera Singh, CPA, currently Chief Financial Officer of Plurilock, is expected to serve as Senior Vice-President, Finance & Operations, QNC and CFO & COO of Plurilock in the combined company. Their responsibilities are expected to include operations, finance and commercial activities, as well as supervision and integration of the combined entity.

Management Commentary

“This proposed acquisition is about accelerating the next stage of Quantum eMotion’s development,” said Francis Bellido, President and CEO of Quantum eMotion. “We have built a portfolio of quantum-secure cybersecurity technologies and are advancing key components through important NIST and FIPS validation processes. Plurilock adds commercial reach, customer relationships, cybersecurity operations and AI-driven cybersecurity technologies that we believe can help accelerate the commercialization of these innovations. By combining AI-driven, continuous risk intelligence and identity with quantum-secure cryptographic enforcement, we believe QeM can build a differentiated cybersecurity platform at the intersection of AI and quantum security.”

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“Plurilock has built a trusted operating platform around customers that are difficult to win and important to retain,” said Ian L. Paterson, Chief Executive Officer of Plurilock. “Combining that platform with QeM’s quantum-secure technologies creates an opportunity to expand what we deliver to government, defence and enterprise customers as they prepare for rapidly changing AI and quantum-era threats. We believe the proposed 30% cash and 70% share consideration gives Plurilock Shareholders both immediate value and meaningful participation in the combined company’s future.”

“I believe we are putting Plurilock in good hands. The combined company will have a broader technology portfolio, deeper market access and a stronger foundation from which to pursue growth,” said Ali Hakimzadeh,, Executive Chairman of Plurilock. “Following a comprehensive review with our advisers, and after receiving the fairness opinion from Paradigm Capital and the unanimous recommendation of the Special Committee, the board agreed that the Arrangement is in the best interests of Plurilock and that the consideration is fair to Plurilock Shareholders from a financial point of view, subject to the assumptions, limitations and qualifications set out in that opinion. It has been a privilege to serve as the Executive Chairman of this special organization, and to have served with an amazing board. I look forward to observing the combined company’s future progress.”

Transaction Overview

The Arrangement will be completed by way of a court-approved plan of arrangement under the provisions of the Business Corporations Act (British Columbia). Under the terms of the Arrangement Agreement, each Plurilock Shareholder will receive C$0.084 per share in cash and C$0.196 per share in QeM Shares at an exchange ratio of 0.0763 of a QeM Share for each Plurilock Share held (the “Consideration”), subject to customary adjustments.

Based on the closing price of QeM Shares on the TSX Venture Exchange (the “TSXV”) on September 25, 2026, the Consideration implies a value of C$0.28 per Plurilock Share and aggregate equity consideration of approximately C$33.8M. The implied value represents a premium of approximately 100% to the 20-trading-day volume-weighted average price of the Plurilock Shares on the TSXV for the period ending on September 25, 2026.

The cash component will be funded from QeM cash on hand. On completion of the Arrangement, existing shareholders of QeM and former shareholders of Plurilock are expected to own approximately 95.97% and 4.03%, respectively, of the outstanding QeM Shares, in each case on a basic basis and subject to security exercises and customary adjustments.

Further, all outstanding options to acquire Plurilock Shares (“Plurilock Options”) will be cancelled in exchange for QeM Shares and Cash in the same proportions as the Consideration having a value equal to the amount (if any) by which C$0.28 exceeds the applicable exercise price per Plurilock Option. All outstanding restricted share units will vest immediately prior to the effective time of the Arrangement and be settled for the Consideration. All outstanding warrants and convertible debentures of Plurilock will, in accordance with their terms and without further action by the holders thereof, entitle the holders to receive, upon exercise or conversion, the Consideration in lieu of Plurilock Shares.

Additionally, QeM has agreed to lend Plurilock up to C$2,000,000 (the “Bridge Financing”) to fund the collaborative initiatives of QeM and Plurilock, transactional and operating expenses of Plurilock during the period prior to the closing of the Arrangement. The Bridge Financing will be secured against all of Plurilock’s personal property in Canada, bears interest at a rate of 8.5% per annum, and matures on the earlier of (i) September 27, 2028, (ii) the closing of the Arrangement, and (iii) the termination of the Arrangement Agreement in the event of a Superior Proposal (as defined in the Arrangement Agreement).

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Completion of the Arrangement is subject to approval by the Supreme Court of British Columbia and the affirmative vote of Plurilock Shareholders at a special meeting to be held by Plurilock (the “Meeting”). At the Meeting, the Arrangement will require approval by (i) at least two-thirds (66⅔%) of the votes cast by Plurilock Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and (ii) at least a simple majority of the votes cast by Plurilock Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes from certain shareholders as required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Full details of the Arrangement Agreement will be included in a management information circular of Plurilock in connection with the Meeting, which will be filed with applicable regulatory authorities and mailed to Plurilock Shareholders in accordance with applicable securities laws. Pursuant to the terms of the Arrangement Agreement, the Arrangement is subject to customary conditions including the receipt of applicable regulatory and third-party approvals and consents as may be required to effect and complete the transaction, including approval of the TSXV and NYSE American.

The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants by Plurilock, “right-to-match” provisions in favour of QeM in the event of a Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement also includes a reciprocal termination fee and expense reimbursement provision of up to C$500,000 payable by Plurilock to QeM or by QeM to Plurilock, as applicable, if the Arrangement is terminated in certain circumstances. Assuming that all requisite approvals are received and all other conditions to the completion of the Arrangement are satisfied or waived, QeM and Plurilock expect to close the proposed transaction shortly after the date of the Meeting, which is expected to be held in November, 2026. Following completion of the Arrangement, Plurilock intends to apply to have the Plurilock Shares delisted from the TSXV and to apply to cease to be a reporting issuer under applicable Canadian securities laws, following which no securities of Plurilock are expected to be listed on any public market.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and securities issued in the Arrangement are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and will be issued pursuant to similar exemptions from applicable state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Details regarding these and other terms of the Arrangement are set out in the Arrangement Agreement, which will be available in due course on Plurilock’s and QeM’s respective profiles on SEDAR+ at www.sedarplus.ca and, in the case of QeM, on EDGAR at www.sec.gov.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved by the Board of Directors of each of QeM and Plurilock, with conflicted directors abstaining. The board of directors of Plurilock (the “Plurilock Board”), after receiving the unanimous recommendation of the Special Committee (as defined below), has determined that the Arrangement is in the best interests of Plurilock and that the Consideration is fair to Plurilock Shareholders, and recommends that Plurilock Shareholders vote in favour of the Arrangement.

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The Plurilock Board constituted a special committee of directors (the “Special Committee”) to consider and evaluate the Arrangement and related matters.

Paradigm Capital Inc. (“Paradigm”) has provided a fairness opinion to the Special Committee stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Plurilock Shareholders under the Arrangement is fair, from a financial point of view, to Plurilock Shareholders. No finder’s fee is payable in connection with the Arrangement.

Directors and senior officers of Plurilock and certain other Plurilock securityholders, collectively holding or exercising control or direction over approximately 6.8% of the outstanding Plurilock Shares on a basic basis, have entered into voting and support agreements pursuant to which they have agreed, subject to the terms of those agreements, to vote in favour of the Arrangement.

Plurilock Shareholders, and other interested parties, are advised to read the materials relating to the proposed Arrangement, including the Arrangement Agreement, that will be filed by each of QeM and Plurilock with securities regulatory authorities when they become available.

Advisers

Blink Capital Corp. is acting as financial adviser to Plurilock. Paradigm is financial adviser to the Special Committee. McMillan LLP is acting as Canadian legal counsel to Plurilock, and Thompson Hine LLP is acting as U.S. legal counsel to Plurilock. Laurel Hill is acting as strategic communication advisor.

Lavery, de Billy, L.L.P. and Lawson Lundell LLP are acting as Canadian legal counsels to QeM and Duane Morris LLP is acting as U.S. legal counsel to QeM.

About Quantum eMotion Corp.

Quantum eMotion Corp. (NYSE American: QNC; TSXV: QNC; FSE: 34Q0) is developing quantum-secure cybersecurity technologies designed to protect digital systems, communications and data in an increasingly complex cyber-threat environment. The Company’s technology portfolio combines quantum-generated entropy, quantum-safe cryptography and cybersecurity technologies designed for applications across enterprise, cloud, communications, critical infrastructure and other security-sensitive environments. For more information, visit www.quantumemotion.com.

About Plurilock Security Inc.

Plurilock sells cybersecurity solutions and delivers critical IT and cybersecurity services to public- and private-sector organizations. Through its operating businesses and predecessor operations, Plurilock has a 25-plus-year operating history, serves hundreds of customers and maintains procurement and contract channels in Canada, the United States and NATO. Its capabilities include Critical Services, cybersecurity and IT modernization, managed services, data protection, cloud security, identity and access management, and AI-enabled security technologies. For more information, visit www.plurilock.com.

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Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and U.S. securities laws. All statements in this news release, other than statements of historical facts, that address events or developments that Plurilock or QeM expect to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur and specifically include statements regarding: the proposed acquisition of Plurilock; the anticipated completion of the Arrangement, the satisfaction of closing conditions including: (i) required Plurilock Shareholder approval; (ii) necessary court approval in connection with the Arrangement; (iii) certain termination rights available to the parties under the Arrangement Agreement; (iv) obtaining the necessary approvals from the TSXV and NYSE American; and (v) other closing conditions as set forth in the Arrangement Agreement; the anticipated consideration to be paid by QeM and received by Plurilock Shareholders, the implied value and premium, the Bridge Financing, security treatment, pro forma ownership, the proposed management, board and integration plans of the combined company; expected strategic benefits, commercialization opportunities, customer access and cross-selling; potential technology integrations and development of new intellectual property; NIST and FIPS validation processes; and the future business, operations and strategy of QeM following completion of the Arrangement.

Forward-looking statements are based on assumptions considered reasonable by management as of the date of this news release but are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. Such assumptions include, among others, that the parties will obtain all required approvals in a timely manner and on acceptable terms; that the conditions to closing will be satisfied; that QeM will have sufficient funds to pay the cash component of the Consideration; that Plurilock’s customer relationships, contract vehicles, certifications, security clearances and key personnel will be retained following the Arrangement; that QeM's technologies will achieve the product readiness, certifications and procurement eligibility required by target customers; that customers will adopt quantum-safe security solutions at the rates anticipated; that QeM's NIST and FIPS submissions will proceed as anticipated; that the parties will be able to integrate their operations and technologies without material disruption; that the combined company will have sufficient capital to fund its operations and commercialization plans; and general economic, market and government procurement conditions. These risks include, among others, the risk that the Arrangement may not be completed on the terms described or at all; failure to obtain required shareholder, court, stock exchange, regulatory, third-party or governmental approvals; the risk that anticipated cross-selling, pilots or deployments of QeM technologies across Plurilock's customer base may not occur or may take longer than expected; uncertainty regarding the timing and extent of market demand for quantum-safe cybersecurity; QeM's limited history of commercial revenue; changes in government budgets, procurement priorities or contracting rules; the risk that Plurilock's contract vehicles, certifications or security clearances may be lost or affected by the change of control; competition from other cybersecurity and quantum-security providers; the risk that the combined company may be unable to develop the integrated solutions described in this news release;; customer, supplier or employee retention risks; the possibility that expected synergies or commercialization opportunities may not materialize; risks associated with technology development and validation; cybersecurity, regulatory and litigation risks; and other risks described in Plurilock’s and QeM’s public disclosure documents available on SEDAR+ at www.sedarplus.ca and, in the case of QeM, on EDGAR at www.sec.gov.

There can be no assurance that the transaction will be completed, that any NIST, FIPS or other validation process will be successful or completed within any expected timeframe, or that any anticipated strategic, commercial or technological benefits will be realized. Readers are cautioned not to place undue reliance on forward-looking statements. Plurilock and QeM undertake no obligation to update any forward-looking statements except as required by applicable law.

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Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor and Media Contacts

Quantum eMotion Corp.
Francis Bellido
514.956.2525

francis.bellido@quantumemotion.com
www.quantumemotion.com

Plurilock Security Inc.
Ian. L. Paterson

416.800.1566

ian@plurilock.com

Ali Hakimzadeh

604.306.5720

ali@sequoiapartners.ca

For more information, visit https://www.plurilock.com

Shareholder Questions and Voting Assistance

Plurilock shareholders who have questions about the Arrangement can contact Plurilock’s strategic advisor:

David Salmon

President

Laurel Hill Advisory Group

Direct: 604-620-2224

Mobile: 604-649-3488

Email: dsalmon@laurelhill.com

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